UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 1999

                              TownPagesNet.com plc
                             11 MARKET SQUARE, ALTON
                             HAMPSHIRE, UK, GU34 1HD
                              (011) 44 1420 543 468

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F |X|     Form 40-F |_|

      Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes |_|           No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :

      N/A

                               Page 1 of 23 Pages
                        Exhibit Index Appears on Page 22.

                              TOWNPAGESNET.COM PLC
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Part I FINANCIAL INFORMATION

      Item 1. Consolidated Financial Statements (Unaudited) .................3-6
              Consolidated Balance Sheets June 30, 1999 and
              December 31, 1998 ...............................................3
              Consolidated Statements of Operations
                Three Months ended June 30, 1999 and 1998 .....................4
                Six Months ended June 30, 1999 and 1998 .......................5
              Consolidated Statement of Cash Flows Six Months ended
              June 30, 1999 and 1998 ..........................................6
              Notes to Consolidated Financial Statements ....................7-9

      Item 2. Management's Discussion and Analysis Statements Condition
              and Results of Operations ......................................10

      Item 3. Quantitative and Qualitative Disclosures about
              Market Risk ....................................................18

Part II OTHER INFORMATION

      Item 1. Legal Proceedings ..............................................20
      Item 2. Changes in securities and Use of Proceeds ......................20
      Item 3. Defaults Upon Senior Securities ................................20
      Item 4. Submission of Matters to a Note of Security Holders ............20
      Item 5. Other Information ..............................................20
      Item 6. Exhibits and Reports on Form 6-K ...............................21
      Exhibit Index ..........................................................22
      Signatures .............................................................23

                              TOWNPAGESNET.COM PLC
                           CONSOLIDATED BALANCE SHEETS

                                                        December 31,                         June 30,
                                                            1998                  1999                1999
                                                     ------------------    -------------------    ------------
                                                                               (unaudited)         (unaudited)

                                                                                                   Amounts in
                                                             Amounts in Pounds Sterling            US Dollars
ASSETS
Current Assets:
     Cash and cash equivalents                       (pounds)    33,868    (pounds)  9,031,059    $ 14,237,464
     Accounts receivable                                        590,350              4,459,868       7,030,982
     Receivable from related party                              235,000                352,500         555,716
     Unbilled receivables                                       422,872                     --              --
     Other receivables                                            1,700                  1,700           2,680
     Prepaid expenses                                           223,313                 34,727          54,747
                                                     ------------------    -------------------    ------------
     Total current assets                                     1,507,103             13,879,854      21,881,589

Equipment and fixtures
     Computer equipment                                         136,140                214,369         337,952
     Furniture and Fixtures                                      14,677                 26,905          42,415
     Equipment                                                   37,894                 37,894          59,740
                                                     ------------------    -------------------    ------------
                                                                188,711                279,168         440,107
     Less accumulated depreciation                               63,883                 99,291         156,531
                                                     ------------------    -------------------    ------------
                                                                124,828                179,877         283,576
                                                     ------------------    -------------------    ------------
     Total assets                                    (pounds) 1,631,931    (pounds) 14,059,731    $ 22,165,165
                                                     ==================    ===================    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                (pounds)   248,108    (pounds)    754,512    $  1,189,489
     Accrued expenses and other liabilities                     127,099                 64,519         101,715
     Accrued interest                                           106,203                     --              --
     Taxes and social security payable                           49,239                 32,610          51,409
     Deferred income                                            228,244                 94,044         148,260
     Amounts payable under Web site design
       agreements                                               411,969              2,140,810       3,374,987
     Debenture loans from stockholder                         1,682,190                176,798         278,722
                                                     ------------------    -------------------    ------------
     Total current liabilities                                2,853,052              3,263,293       5,144,582

Commitments
Stockholders' Equity (Net Capital Deficiency)
9% Series A redeemable convertible preferred stock
(pound)1 par value, 5,000,000 shares authorized                                        850,000       1,340,025

Ordinary shares:
(pound)0.01 par value; 20,000,000 shares
authorized, 7,200,000 issued                                     50,000                 72,000         113,508
Additional Paid-In Capital                                      122,500             10,769,752      16,978,513
Accumulated deficit                                          (1,393,621)              (895,314)     (1,411,463)
                                                     ------------------    -------------------    ------------
     Total stockholders' equity (net capital
     deficiency)                                             (1,221,121)            10,796,438      17,020,583
                                                     ------------------    -------------------    ------------
                                                     (pounds) 1,631,931    (pounds) 14,059,731    $ 22,165,165
                                                     ==================    ===================    ============

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                               Six Months Ended June 30,
                                                      1998                    1999                 1999
                                               -----------------       -----------------       -----------
                                                                                                Amounts in
                                                       Amounts in Pounds Sterling               US Dollars
Revenues
   Advertising revenues                        (pounds)    6,210       (pounds)    4,282       $     6,750
   Contract revenues and other                             5,568               3,462,578         5,458,755
   Contract revenues from related parties                     --                 399,103           629,186
                                               -----------------       -----------------       -----------
   Total revenues                                         11,778               3,865,963         6,094,691

Cost of revenues
   Maintenance and hosting costs                          19,000                 352,201           555,245
   Cost of contract revenues and other                                         2,202,534         3,472,295
                                               -----------------       -----------------       -----------
   Total cost of revenues                                 19,000               2,554,735         4,027,540
                                               -----------------       -----------------       -----------
Gross Profit/(Loss)                                       (7,222)              1,311,228         2,067,151

Operating expenses:
   Sales and marketing                                   176,481                 241,087           380,074
   Research & development                                 79,443                 172,329           271,677
   General and administrative                            273,713                 377,711           595,461
   Depreciation                                            9,971                  35,408            55,820
                                               -----------------       -----------------       -----------
Total operating expenses                                 539,638                 826,535         1,303,032

Income(loss) from operations                            (546,860)                484,693           764,119

Interest expense                                         (29,672)                (56,523)          (89,109)
Interest Income                                            1,126                  69,116           108,961
Other income                                               1,821                   1,021             1,610
                                               -----------------       -----------------       -----------
Net Income (Loss)                              (pounds) (573,585)      (pounds)  498,307       $   785,581
                                               =================       =================       ===========

Net profit (loss) per share
basic and diluted                              (pounds)    (0.11)      (pounds)     0.09       $      0.13
                                               =================       =================       ===========

Weighted average shares
outstanding                                            5,000,000               5,692,818         5,692,818
                                               =================       =================       ===========

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                Three Months Ended June 30,
                                                       1998                     1999                1999
                                               ------------------       ------------------       -----------
                                                                                                  Amounts in
                                                       Amounts in Pounds Sterling                 US Dollars
Revenues
   Advertising revenues                        (pounds)     5,390       (pounds)     2,184       $     3,444
   Contract revenues and other                              5,568                2,344,198         3,695,627
   Contract revenues from related parties                      --                  150,000           236,475
                                               ------------------       ------------------       -----------
     Total revenues                                        10,958                2,496,382         3,935,546

Cost of revenues
   Maintenance and hosting costs                           19,000                  219,521           346,075
   Cost of contract revenues and other                         --                1,372,802         2,164,223
                                               ------------------       ------------------       -----------
   Total cost of revenues                                  19,000                1,592,323         2,510,297
                                               ------------------       ------------------       -----------
Gross Profit/(Loss)                                        (8,042)                 904,059         1,425,249

Operating expenses:
   Sales and marketing                                    161,456                  141,966           223,810
   Research & development                                  68,808                  141,458           223,009
   General and administrative                             140,466                  167,240           263,653
   Depreciation                                             4,990                   19,421            30,617
                                               ------------------       ------------------       -----------
Total operating expenses                                  375,720                  470,085           741,089
Income(loss) from operations                             (383,762)                 433,974           684,160
Interest expense                                          (29,672)                 (13,971)          (22,026)
Interest Income                                             1,126                   68,534           108,044
Other income                                                1,821                      978             1,542
                                               ------------------       ------------------       -----------

Net Income (Loss)                              (pounds)  (410,487)      (pounds)   489,515       $   771,722
                                               ==================       ==================       ===========

Net profit (loss) per share basic
and diluted                                    (pounds)     (0.08)      (pounds)      0.07       $      0.12
                                               ==================       ==================       ===========
Weighted average shares
outstanding                                             5,000,000                6,378,022         6,378,022
                                               ==================       ==================       ===========

                             See accompanying notes.

                              TOWNPAGESNET.COM PLC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                               Six months ended June 30,              Six months ended June 30,
                                                              1998                   1999               1998            1999
                                                      -------------------    -------------------    ------------    ------------
                                                              Amounts in Pounds Sterling                Amounts in US Dollars
Cashflows from operating activities
   Net income (loss)                                  (pounds)   (573,585)   (pounds)    498,307    $   (904,257)   $    785,581
   Adjustments to reconcile net loss to net
   cash used in operating activities:
      Depreciation                                                  9,971                 35,408          15,719          55,820
      Changes in assets and liabilities:
      Accounts receivable                                          (4,997)            (3,869,518)         (7,878)     (6,100,295)
      Accounts receivable from related party                           --               (117,500)                       (185,239)
      Prepaid expenses and other current assets                    (4,335)               611,458          (6,833)        963,964
      Accounts payable                                             99,971                506,404         157,605         798,346
      Accrued liabilities                                         (46,425)             1,409,229         (73,189)      2,221,650
                                                      ------------------------------------------    ----------------------------
      Net cash used in operating activities                      (519,399)              (926,212)       (818,833)     (1,460,173)
                                                      ------------------------------------------    ----------------------------

Cash flows from investing activities
   Purchases of property and equipment                           (132,514)               (90,457)       (208,909)       (142,605)
                                                      ------------------------------------------    ----------------------------
   Net cash used in investing activities                         (132,514)               (90,457)       (208,909)       (142,605)
                                                      ------------------------------------------    ----------------------------

Cash flows from financing activities
   Proceeds from sale of common stock                                  --             10,669,252              --      16,820,076
   Proceeds from (Repayments of) long-term debt                   643,561               (655,392)      1,014,574      (1,033,225)
   Increase in short term deposits                                     --                     --              --              --
   Repayment of capital lease obligations                              --                     --              --              --
                                                      ------------------------------------------    ----------------------------
   Net cash provided by financing activities                      643,561             10,013,860       1,014,574      15,786,850
                                                      ------------------------------------------    ----------------------------

Net increase in cash and cash equivalents                          (8,352)             8,997,191         (13,167)     14,184,072
Cash and cash equivalents at beginning of period                   12,868                 33,868          20,286          53,393
                                                      ------------------------------------------    ----------------------------
Cash and cash equivalents at end of period            (pounds       4,516    (pounds)  9,031,059    $      7,119    $ 14,237,465
                                                      ==========================================    ============================

                             See accompanying notes.

TOWNPAGESNET.COM PLC
Notes to Financial Statements

1. DESCRIPTION OF BUSINESS

      TownPagesNet.com plc produces and delivers TownPages, an Internet-based interactive service organized to provide comprehensive, locally-focused information about specified towns and cities. The Company was incorporated in England and Wales on July 31, 1998 as Town Pages Holdings plc. The Company acquired all of the share capital of Town Pages UK Limited (formerly known as Town Pages Limited) on December 15, 1998. The Company's name was changed to TownPagesNet.com plc and its subsidiary's name was changed to Town Pages UK Limited in April 1999.

2. BASIS OF PRESENTATION

      The accompanying consolidated financial statements include the Company and its wholly owned subsidiary, Town Pages UK Limited, a company incorporated and based in the United Kingdom. All intercompany transactions and balances have been eliminated.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

      The Company's contract revenues are derived principally from services performed under development contracts for the design, coordination, and integration of the customer's content and links into the Town Pages directory. Fees for these services are recognized as the service is performed. These fees are recognized as revenue once the related activities have been performed and/or the customer's web links are available on the Town Pages directory.

      Revenues from web site design agreements are recognized using the percentage of completion method where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete are not available, the completed contract method is used. Revenues under web site design agreements were (pound)2,494,198 ($3,932,103) for the three months ended June 30, 1999 and (pound)3,861,681 ($6,087,940) for the six months ended June 30,
1999. This amount included unbilled receivables of nil. Unbilled receivables will be billed in accordance with billing schedules specified in the contracts to which they relate.

      Deferred revenue is primarily comprised of payments received from web site design contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

      The Company's advertising revenues are derived principally from short-term advertising contracts which are recognized ratably over the term of the

TOWNPAGESNET.COM PLC
Notes to Financial Statements (Continued)

contract. Certain advertising contracts contain a guaranteed number of impressions (a view of an advertisement by a customer). To the extent that the impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues.

      Subscription revenues are for the set-up of customers on the TownPages directory. These fees are recognized ratably over the term of the subscription period which is generally one year.

      The financial statements expressed in pounds sterling as of June 30, 1999 were translated into United States Dollars, solely for the convenience of the reader, at the prevailing exchange rate at June 30, 1999 of (pound)1 = $1.5765. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

4. INITIAL PUBLIC OFFERING

      On May 5, 1999, the Company completed an initial public offering of 2,200,000 American Depositary Shares at an initial price to the public of $10.00 per share, resulting in net proceeds to the Company (after deducting underwriters discounts and commissions and offering expenses) of approximately $16.8 million.

5. INTERIM FINANCIAL INFORMATION

      The consolidated financial statements at June 30, 1999 and 1998 and for the three and six month periods then ended are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The condensed consolidated financial statements at June 30, 1999 should be read in conjunction with the consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, contained in the Company's Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission on April 30, 1999. The results of operations for the three and six month periods ended June 30, 1999 are not necessarily indicative of the results for the entire year ending December 31, 1999.

6. CASH AND CASH EQUIVALENTS

      The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost which approximates market value. As of June 30, 1999 the Company's cash equivalents were comprised of (pound)9,011,801 ($14,207,104) of short term deposits.

7. NET INCOME/(LOSS) PER SHARE

      Basic and diluted net income/(loss)per share is calculated using the weighted average number of common shares outstanding. Diluted net loss per share is computed using the weighted

TOWNPAGESNET.COM PLC
Notes to Financial Statements (Continued)

average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. A reconciliation of the numerators and denominators used in the basic and diluted net income/(loss) per share amounts is as follows:

                                                 Three Months Ended June 30,                Six Months Ended June 30,
                                                 1998                  1999                 1998                  1999
                                          ------------------    ------------------   ------------------    ------------------
                                                                  In thousands, except per share data
Net income/(loss)                         (pounds)      (414)   (pounds)       490   (pounds)      (574)   (pounds)       498
                                          ==================    ==================   ==================    ==================

Shares used in per share calculation               5,000,000             6,378,022            5,000,000             5,692,818

Basis and diluted net loss per share      (pounds)     (0.08)   (pounds)      0.07   (pounds)     (0.11)   (pounds)      0.09
                                          ==================    ==================   ==================    ==================

8. SUBSEQUENT EVENTS

      On July 22, 1999, the Company announced that it had completed the acquisition of WWW.CO.UK Ltd. and its subsidiaries, Summerfield Publishing Ltd, and The Platinum Club, for (pound)4 million (approximately $6 million) in cash and stock. Under the agreement, the Company has acquired WWW.CO.UK for approximately (pound)2.5 million (approximately $4 million) in the Company's stock and (pound)1.5 million (approximately $2.4 million) in cash, with an additional earnout payable within the next two years if WWW.CO.UK meets a series of agreed performance targets.

      On August 2, 1999, the Company signed a letter of intent to acquire 100% of the share capital of Manchester-based Morbria Limited and its two wholly-owned subsidiaries, The Graphic Palette Company Limited and Centri Communications Limited, for approximately (pound)4.5 million ($7.2 million) in the Company's common stock.

      Glen Investments Limited, an investment vehicle owned by Kevin R Leech, is currently the majority owner of Morbria Limited. Mr. Leech is the majority stockholder and a director of TownPagesNet.com plc.

      On August 5, 1999 the Company signed a letter of intent to acquire 100% of the equity of Bowden Publishing for a multiple of Bowden's 1999 net profits payable in the Company's common stock. Based in Newcastle-Upon-Tyne, Bowden publishes the Internet-based Local Authority & Public Service Buyers Guide (www.buyersguide.co.uk), which attracts approximately 3,500 advertisers on the website annually.

      On August 13, 1999 the Company signed an agreement with NCR Limited under which NCR will manufacture, supply and maintain 3,500 free Internet access kiosks. The kiosks will be placed in high traffic areas across the UK. These free Internet access kiosks will be co-marketed by NCR and TownPages exclusively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            THE DISCUSSION IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINS TREND ANALYSES AND OTHER FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ALL STATEMENTS, TREND ANALYSES AND OTHER INFORMATION CONTAINED HEREIN RELATIVE TO MARKETS FOR TOWNPAGESNET.COM PLC's SERVICES AND PRODUCTS AND TRENDS IN REVENUE, AS WELL AS OTHER STATEMENTS INCLUDING SUCH WORDS AS "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," "GOAL," AND "INTEND" AND OTHER SIMILAR EXPRESSIONS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS DESCRIBED IN THIS REPORT.

OVERVIEW

      TownPagesNet.com plc operates TownPages(R), an interactive online local content network providing comprehensive, up-to-date locally focused information about towns and cities in the United Kingdom in a graphically pleasing format. The TownPages(R) network of sites is aggregated in Local and National sections.

      The Local network consists of detailed community information on 1300 towns and cities throughout the UK. This information includes in-depth community information provided by local governments as well as information concerning local news, events, tourist attractions, hotels, restaurants, public transport, shopping, real estate listings, employment opportunities, arts and entertainment events, sports, weather, recreational activities, business, and professional services. TownPages(R) also features chat rooms and message boards.

      The National network consists of vertical e-commerce channels which benefit from the traffic derived from consumers seeking local information. TownPages(R) facilitates channel usage by providing common features and functionability within each channel including experts, chatrooms, message boards and other services.

      To enable TownPages(R) to potentially reach all consumers in the UK marketplace, we have commenced a strategic plan to roll out approximately 3,450 free internet access kiosks in selected locations throughout the UK. We are currently in the process of negotiating a contract with a partner with the ability to manufacture and market free Internet access kiosks. When this contract has been concluded, we intend to officially launch the national roll out of the TownPages(R) service.

      We believe that our free-to-use Internet access kiosks are a distinguishing feature of the TownPages(R) service. Our kiosks currently enable the consumer to use the TownPages(R) service in public locations. The next generation of our kiosks will have a greater capability and will include the Web based free e-mail service which will be available to everyone who becomes a TownPages(R) member. In the future each kiosk will also be able to facilitate e-commerce as they will have the ability to read credit cards as well as the ability to print. We believe that our branded free-to-use Internet access kiosks in prominent locations across the UK will be an invaluable promotional tool promoting the TownPages(R) brand, and that they could be the initial entry point to the Internet for a large number of UK consumers. Our service is also accessible through standard Internet connections to the TownPages Web site at www.townpagesnet.com or www.townpages.co.uk.

      Two of the vertical e-commerce Web channels are now active, with 19 under construction. Our vertical e-commerce development strategy is intended to leverage our online expertise with traditional businesses with relevant experience in their particular vertical marketplaces. We offer a fully integrated web channel development program on a contract basis to enable large businesses to enter the e-commerce marketplace and to have a vertical channel exclusively on the TownPages(R) service. We derive advertising revenues from the large web channels. We have agreed to e-commerce revenue sharing and joint ventures with channels recently signed. We expect to derive such revenues from future vertical e-commerce channel arrangements.

      The Company was incorporated in England and Wales on July 31, 1998 as Town Pages Holdings plc. We acquired all of the share capital of Town Pages UK Limited (formerly known as Town Pages Limited) on December 15, 1998. The Company's name was changed to TownPagesNet.com plc and our subsidiary's name was changed to Town Pages UK Limited in April 1999. Our subsidiary was incorporated on November 5, 1995. All references to operations and financial condition for all fiscal periods prior to December 15, 1998 are to the operations and financial condition of Town Pages UK Limited

      From inception through June 1998, we had minimal sales and our operating activities related primarily to developing necessary computer infrastructure, recruiting personnel, raising capital and initial planning and development of the TownPagesNet.com site. From July 1998 we commenced commercial operations when we carried out a pilot of our Local TownPages service in two towns in the UK. Simultaneously we began marketing to find clients for our vertical e-commerce channels.

      From inception through June 30, 1999, we generated total net revenue of approximately (pound)5,000,650 ($7,883,525).

      We have achieved profitability in the last six months. However we anticipate that we may incur net losses for the foreseeable future as we commence our national marketing and roll out program. Our performance will depend, in part, on the amount and rates of growth in our net revenue from e-commerce and advertising. We expect our operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion. To the extent that these expenses are not accompanied by an increase in net revenue, our business, results of operations and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue to achieve ongoing profitability. We cannot guarantee that we will sustain profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. Our business, results of operations and financial condition will be materially and adversely affected if:

o     net revenue does not grow at anticipated rates;

o increases in operating expenses are not offset by commensurate increases in net revenue; or

o     we are unable to adjust operating expense levels in light of net revenue.

      To date, we have entered into various business and technology acquisitions, license arrangements and strategic alliances in order to build our communities, provide community-specific content, generate additional traffic, increase the number of members and establish additional sources of net revenue. We intend to continue making acquisitions to increase online reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which we market our services. Acquisitions carry numerous risks and uncertainties, including:

o difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;

o     diversion of management's attention from other business concerns;

o risks of entering geographic and business markets in which we have little or no prior experience; and

o     potential loss of key employees of acquired entities.

      We cannot guarantee that we will be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future. A failure to successfully integrate acquired entities or assets could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot guarantee that we will be successful in identifying and closing transactions with potential acquisition candidates.

      We successfully completed our initial public offering on May 5, 1999, when we sold American Depositary Shares representing 2,200,000 shares of the our common stock. We are using the net proceeds from that offering to roll out our TownPages(R) free-to-use Internet access kiosks. We are also using those proceeds to make strategic acquisitions to enhance our growth. TownPages(R) now includes information concerning 1300 towns and cities throughout the UK. As of June 30, 1999 we have signed agreements with 7 councils (local governments in the UK) and have installed 19 free-to-use Internet access kiosks. Since June 30 we have signed agreements with a further 5 councils and are negotiating with another 20 councils.

      With regard to our national e-commerce vertical web channels we have signed contracts for 11 additional channels during the quarter, with a combined contract value of $9.4 million, bringing our national channel contracts up to 21, plus 4 channels which we will develop and operate ourselves. During the quarter we also entered into a letter of intent to acquire a Cinema Channel which we subsequently acquired on July 22, 1999. This is the first acquisition the Company has made of a vertical channel. We intend to actively seek acquisitions as well as to develop channels for clients, so as to develop our vertical e-commerce web channel strategy.

      The channels that we now have signed are a car channel; a travel channel; a health channel; a shopping channel; a fashion channel; an auction channel; a financial services and information channel; a homeware channel; a gardening channel; a bygonetimes channel; a leisure channel; a lifetime dedication channel; a toy channel; a pet channel; a language channel; a shipping channel; an angling channel; a wedding channel; a royal family channel; a sports channel; and a cooking channel. Our goal is to have 50 e-commerce web channels within 18 months.

      The additional channel contracts have generated substantial web design revenues and, as a result, we had revenues of (pound)2,496,382 ($3,935,546) for the second quarter ending June 30, 1999, as compared with revenues of (pound) 1,369,581 ($2,159,146) for the first quarter ending March 31, 1999, an increase of (pound)1,126,801 ($1,776,402) or 82%. For the second quarter we had net income of (pound)498,307 ($785,581). As of June 30, 1999, we had
(pound)9,031,059 ($14,237,464) cash and cash equivalents.

RESULTS OF OPERATIONS

      The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                              Three Months         Six Months
                                             Ended June 30,      Ended June 30,

                                             1998      1999      1998      1999
                                             ----      ----      ----      ----
Total revenues:                                 %         %         %         %
   Advertising                                 49        --        53        --
   Contract & Other Revenues                   51        94        47        90
   Contract Revenues from Related Parties      --         6        --        10

Total revenues                                100       100       100       100

Cost of revenues:
   Maintenance & Hosting Costs                173         9       161         9
   Cost of Contract Revenue & Other            --        55        --        57

Total Cost of revenue                         173        64       161        66

Gross profit                                  (73)       36       (61)       34
Operating expenses:
   Research and development                  1473         6      1498         6
   Sales and marketing                        628         6       674         4
   General and administrative                1282         7      2324        10
   Depreciation                                46         1        85         1

Total Operating expenses                     3429        19      4582        21

Net Income/Loss from operations             (3502)       17     (4643)       13
Interest income                                10         3        10         2
Interest expense                             (271)       (1)     (252)       (1)
Other                                          17        --        15        --

Net Income/Loss                             (3746)%      20%    (4670)%      13%

NET REVENUE

      Total net revenue for the three months ended June 30, 1999 was (pound)2,496,382 ($3,935,546), an increase of approximately (pound)2,485,424 ($3,918,271) over revenues of (pound)10,958 ($17,275) for the three months ended June 30, 1998.

      Total net revenue for the six months ended June 30, 1999 was (pound)3,865,963 ($6,094,691), an increase of approximately (pound)3,854,185 ($6,076,123) over revenues of (pound)11,778 ($18,568) for the six months ended June 30, 1998.

      The increase in net revenue was primarily due to the following three factors: (A) an increase in the number of web development channel contracts that have been signed up; (B) the expansion of our service; and (C) a broader product offering and an increase in the frequency of visitors to the site attracting additional advertisers.

ADVERTISING REVENUE

      Advertising revenue decreased to (pound)2,184 ($3,444) in the three months ended June 30, 1999 from (pound)5,390 ($8,497) in the three months ended June 30, 1998 and in the six months ended June 30, 1999 decreased to (pound)4,282 ($6,750) from (pound)6,210 ($9,790) in the six months ended June 30,1998. The decrease in advertising revenues resulted primarily from our increased focus on completion of our initial public offering and implementation of our infrastructure expansion plans. This decrease in advertising revenue is expected to reverse in the next quarter as TownPages(R) commences its official national launch. The percentage of our total net revenue attributable to advertising revenue decreased to 0.1% in the three months ended June 30, 1999 from 49% in the three months ended June 30, 1998 and decreased in the six months ended June 30,1999 to 0.1% from 53% in the six months ended June 30,1998. We installed a further 11 kiosks in the quarter ended June 30, 1999. We anticipate that revenues from this source will account for an increasing amount of net revenues in the future.

CONTRACT REVENUE AND OTHER

      Contract and other revenues increased to (pound)2,494,198 ($3,932,102), of which (pound)150,000 ($236,475) are with a related party, for the 3 months ended June 30 1999, from (pound)5,568 ($8,778) for the 3 month period ended June 30, 1998. In the six months ended June 30,1999 contract and other revenues increased to (pound)3,861,681 ($ 6,087,941), of which (pound)399,103 ($629,186) are with a related party, from (pound)5,568 ($8,778) for the six month period ended
June 30, 1998.

      The increase was due to the commencement of 11 contracts for complex Web site design services during the 3 months ended June 30, 1999. Revenues of (pound)1,575,000 ($2,482,988) were recognized under these contracts to June 30, 1999. These 11 contracts accounted for 63% of total net revenues for the 3 months ended June 30, 1999. We anticipate that revenues from Web site design services will form a lesser percentage of total revenues as advertising and other services develop.

            Our management performs ongoing credit evaluations of our customers' financial condition and generally does not require collateral on accounts receivable. When required, we maintain allowances for credit losses and those losses have not been material to date. There was no allowance for doubtful accounts as of either June 30, 1999 or December 31, 1998.

MAINTENANCE AND HOSTING COSTS

      Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, purchase and installation of public information point kiosks, repair and maintenance of equipment and systems, collection, development, and processing for display on Town Pages(R) of locally-focused content. Maintenance and hosting costs increased to (pound)219,521 ($346,075) for the 3 months ended June 30, 1999, from (pound)19,000 ($29,954) for the 3 months ended June 30, 1998. In the 6 months ended June 30,1999, Maintenance and hosting costs increased to (pound)352,201 ($555,245) from (pound)19,000 ($29,954) for the 6 months ended June 30, 1998.
The actual dollar increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of additional TownPages(R) kiosks. We anticipate that those costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plan.

COSTS OF CONTRACT AND OTHER REVENUES

      Cost of contract and other revenues consists primarily of certain Web site design costs and related operating costs. Cost of contract and other revenues increased to (pound)1,372,802 ($2,164,223) for the 3 months ended June 30, 1999 from nil for the 3 months ended June 30, 1998. In the 6 months ended June 30,1999, Cost of contract and other revenues increased to (pound)2,202,534 ($3,472,295) from nil in the 6 months ended June 30, 1998. The increase was due to the commencement of 11 contracts for Web site design services during the second quarter of 1999. Costs of (pound)866,250 ($1.365.643), directly related to these contracts, were incurred in the quarter. We anticipate that those costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plan.

RESEARCH AND DEVELOPMENT EXPENSES

      Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs, overhead costs, editorial costs, equipment depreciation and supplies. These costs have been charged to research and development expenses as incurred. Research and development expenses increased to (pound)141,458 ($223,009) for the 3 months ended June 30, 1999, from (pound)68,808 ($108,476)
for the 3 months ended June 30, 1998. In the 6 months ended June 30,1999 research and development expenses increased to (pound)172,329 ($271,677) from (pound)79,443 ($125,242) in the 6 months ended June 30, 1998. The dollar increase in research and development expenses was primarily due to the roll-out of TownPages and attendant increases in the number of personnel involved in the development of our Web site. We expect that research and development expenses will grow significantly in pounds sterling for the foreseeable future as we pursue our expansion strategy and devote substantial resources to the development of services, products and our Web site.

SALES AND MARKETING EXPENSES

      Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, commissions, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our radio, bus, direct mailings, printed ads, film trailer advertising and telesales campaigns in the United Kingdom. Sales and marketing expenses decreased to (pound)141,966 ($223,810) for the 3 months ended June 30, 1999, from (pound)161,456 ($254,535) for the 3 months ended June 30, 1998. The pounds sterling decrease occurred primarily because we de-emphasized advertising sales and marketing efforts during this period while we focused on preparations for our national roll-out, certain Web design contracts and acquisitions. In the 6 months ended June 30,1999 Sales and marketing expenses increased to (pound)241,087 ($380,074) from (pound)176,481 ($278,222) in the 6 months ended
June 30, 1998. The pounds sterling increase in sales and marketing expenses was primarily due to the roll-out of TownPages and attendant increases in the number of sales personnel, increased sales commissions and increased expenses associated with promotion and marketing efforts. We expect that sales and marketing expenses will grow significantly in pounds sterling for the foreseeable future as we pursue our expansion and branding strategy and hire additional sales and marketing personnel.

GENERAL AND ADMINISTRATIVE

      General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and legal and other fees for professional services. General and administrative expenses increased to (pound)167,240 ($263,653) in the 3 months ended June 30, 1999, from (pound)140,466 ($221,445) for the 3 months ended June 30, 1998. In the 6 months ended June 30, 1999 General and administrative expenses increased to (pound)377,711 ($595,461) from (pound)273,743 ($431,556)
in the 6 months ended June 30, 1998. The pounds sterling increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the preparation and updating of our business plan. We expect that we will incur additional general and administrative expenses in pounds sterling for the foreseeable future as we hire additional personnel and incur additional expenses related to the growth of the business and our operations as a public company.

NET INCOME

      Despite a substantial increase in operating expenses to finance our continued development, increased penetration of existing markets and expansion into additional markets our net revenues increased sufficiently for the 3 months ended June 30, 1999, as compared to the 3 months ended June 30, 1998, to achieve a profit of (pound)489,515 ($771,722) for the 3 months ended June 30, 1999, as compared to a net loss of (pound)410,487 ($652,874) for the 3 months ended June 30, 1998 and a profit of (pound)498,307 ($785,581) for the six months ended June 30, 1999, as compared to a net loss of (pound)573,585 ($904,257) for the six months ended June 30, 1998. We anticipate however that losses may arise on an annual and quarterly basis until at least late in the year 2000.

LIQUIDITY AND CAPITAL RESOURCES

      Prior to our initial public offering, we financed our operations primarily through loans from Glen Investments, an investment vehicle owned by Kevin Leech, our majority stockholder and one of our directors. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were approximately (pound)10,669,252 ($16,820,076), net of offering costs.

      At June 30, 1999, we had cash and cash equivalents and short-term investments of approximately (pound)9,031,059 ($14,237,464).

      Net cash used in operating activities for the six months ended June 30, 1999 and 1998 was (pound)926,212 ($1,460,173) and (pound)519,399 ($818,832), respectively. Cash used in operating activities in each period was primarily the result of an increase in accounts receivable related to the expansion of web contracts offset by an increase in current liabilities and accounts payable as a result of the growth of our business.

      Net cash used in investing activities for the six months ended June 30, 1999 and 1998 was (pound)90,457 ($142,605) and (pound)132,514 ($208,909), respectively. Cash used in investing activities in each period was primarily related to purchases of fixed assets. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business.

      Net cash provided by financing activities for the six months ended June 30, 1999 and 1998 was (pound)10,013,960 ($15,786,850), and (pound)643,561
($1,014,574) respectively. Cash provided by financing activities in the three months ended June 30, 1999 was primarily attributable to net proceeds from the issuance of common stock. Cash used in financing activities in the six months ended June 30, 1999 was related to retired indebtedness.

      We believe that we have the financial resources needed to meet our presently anticipated business requirements, including capital expenditure and strategic operating programs, for at least the next 12 months. Thereafter, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

DISCLOSURES ABOUT MARKET RISK

      Our exposure to market risk is principally confined to our short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

YEAR 2000 COMPLIANCE

      The Year 2000 issue refers to the potential failures that computer systems may incur as a result of the date change from 1999 to 2000. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change of the century. As a result, computer systems using these programs may be unable to properly recognize date-sensitive data resulting in the creation of erroneous information or system failure.

      We rely on telecommunications carriers to transmit our Internet traffic over local and long distance networks. It is uncertain what impact the Year 2000 issue will have on the Internet and the Web, or on the ability of users to use their computers to access our services, but major disruption is possible. A possible worst case Year 2000 scenario for us would be if the telecommunications carriers' systems failed. If their networks fail for an extended period of time due to the Year 2000 issue, we will no longer be able to operate our business. In the event our telecommunications carriers' systems are not Year 2000 compliant on a timely basis, we will seek services through carriers who are Year 2000 compliant. However, there is no assurance that this can be accomplished in a cost-effective manner.

      We have taken a number of steps to address the Year 2000 issue. We have completed testing of our hardware, software and data sets according to Year 2000 compliance standards we established internally as the first phase of our Year 2000 compliance certification process. As the next phase of our Year 2000 compliance certification process, we are rechecking these systems in accordance with Year 2000 compliance standards officially established by the British Standards Institute. As a parallel phase of our Year 2000 compliance certification process, we are requesting and receiving certifications from the various vendors of our hardware, software and microprocessor-embedded equipment that the products they have provided to us are fully Year 2000 compliant. Where it is necessary to achieve Year 2000 compliance, we are obtaining upgrades from these vendors. Any failure by our vendors to resolve any Year 2000 issues on a timely basis, or in a manner that is compatible with our systems, could significantly damage our business and financial condition. In the event our vendors do not become Year 2000 compliant on a timely basis, we will seek products and services from vendors who are Year 2000 compliant. However, there can be no assurance that this can be accomplished in a cost-effective manner.

      Although our management expects to incur costs in correcting any Year 2000 issues arising as a result of our suppliers handling of their own Year 2000 issues, our management cannot currently estimate those costs. In the process of testing our hardware, software, data sets and microprocessor embedded equipment, we have not encountered any significant problems to date and expect to be fully Year 2000 compliant by mid-1999. Based on our experience to date, we have only budgeted approximately (pound)5,000 ($8,300) for completion of our Year 2000 remediation efforts. However, there can be no assurance that actual costs of compliance will not significantly exceed this amount.

EFFECTS OF THE EURO

      Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The Euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

      The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum.

      We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

      In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. Currently, we do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

PART II

Other Information

Item 1. Legal Proceedings

      None

Item 2. Changes in Securities and Use of Proceeds

      The effective date of the Company's registration statement, filed on Form F-1 under the Securities Act of 1933 relating to the Company's initial public offering of its securities, was April 30, 1999. American Depositary Shares representing a total of 2,200,000 shares of the Company's common stock were sold in an offering underwritten by Dirks & Co, Inc, JP Turner Securities LLC and Security Capital Trading Inc. on May 5, 1999, at an initial public offering price of $10.00 per share. The initial public offering resulted in gross proceeds of (pound)13,954,964 ($22,000,000), (pound)3,307,712 ($5,214,608) of which was applied to the underwriting discount and other floatation costs. As a result, net proceeds of the offering to the Company were approximately (pound)10,647,252 ($16,785,392).

Item 3. Defaults Upon Senior Securities

      None

Item 4. Submission of Matters to a vote of Security Holders

      None

Item 5. Other Information

      None

Item 6. Exhibits and Reports on Form 6-k

      (a) Exhibits

            Exhibit Number                Description
            --------------                -----------

            None                          None

      (b) Reports on Form 6-K

            None.

                                 Exhibit Index

            Exhibit Number                Description
            --------------                -----------

            None                          None

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

August 16, 1999

Registrant:

TownPagesNet.com plc

By: /s/Andrew Lyndon-Skeggs
    -------------------------------------
    President and Chief Executive Officer